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                        VIATEL HOLDING (BERMUDA) LIMITED            EXHIBIT 99.1

                                 Inbucon House
                                   Wick Road
                                     Egham
                                Surrey TW20 0HR

                                                                  April 13, 2004

Morgan Stanley & Co. Incorporated
Ahab Capital Management, Inc.
CFSC Wayland Advisers, Inc.
Varde Partners, Inc.
c/o Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036


Ladies and Gentlemen:

Reference is made to the term sheet (the "Term Sheet"), dated February 9, 2004, by and among Morgan Stanley & Co. Incorporated ("Morgan Stanley"), Ahab
Capital Management, Inc. ("Ahab"), CFSC Wayland Advisers, Inc. ("Wayland"), Varde Partners, Inc. ("Varde" and, together with Morgan Stanley, Ahab and Wayland, the "Investors") and Viatel Holding (Bermuda) Limited (the
"Company"). Capitalized terms not defined herein shall have the meanings ascribed thereto in the Term Sheet.

In consideration of the Investors' continuing to evaluate the potential investment contemplated by the Term Sheet, and in recognition that the Investors' out of pocket costs have exceeded those previously expected by the Investors, and in consideration of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged by the Company, the Company hereby agrees as follows:

1. Subject to clause 2 hereof, and notwithstanding anything to the contrary in the Term Sheet, whether or not the transaction contemplated by the Term Sheet is consummated, the Company will reimburse each Investor within five business days of the Investor's request for all of such Investor's reasonable out-of-pocket expenses and fees, including the fees and expenses of attorneys, accountants and consultants employed in connection with the Investors' consideration, negotiation and consummation of the Investment, including the Investor's due diligence on the Company and any documentation relating to the transactions contemplated by the Term Sheet; provided, however, that (a) with respect to the expenses and fees incurred prior to April 8, 2004, the Company shall not be required to pay more than an aggregate of US$2.5 million in respect of its reimbursement obligation for such expenses and fees and (b) with respect to the expenses and fees incurred from and after April 8, 2004, the Investors shall keep the Company reasonably apprised of the incurrence of such expenses and fees (it being understood and agreed that any delay or failure to keep the Company reasonably apprised shall not relieve the Company of its obligations hereunder), and the Company shall not be required to pay more than an aggregate of US$1.0 million in respect of its reimbursement obligations for such expenses and fees.


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2.   Notwithstanding the foregoing, the agreement of the Company to reimburse any fees or expenses in excess of that agreed to in the Term Sheet is expressly subordinated and junior to payment of all claims of trade creditors of the Company.

3. This letter agreement shall be governed by New York law, with exclusive jurisdiction for all disputes concerning this Amendment to be in the federal or state courts in the State of New York, or at the election of any Investor in any court in London, England. The parties hereto consent to the jurisdiction of the federal and state courts located in the State of New York and any court in London, England, and no other court.



                                            Very truly yours,

                                            VIATEL HOLDING (BERMUDA) LIMITED

                                            By: /s/  SDN Belcher
                                            ------------------------------------
                                            Name:  SDN Belcher
                                            Title: Director